UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2012
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for
April 2012 Up 5.6% Year over Year

Mexico City, May 4, 2012 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for April 2012 increased by 5.6% when compared to April 2011.

This announcement reflects comparisons between April 1 through April 30, 2011 and 2012. Transit and general aviation passengers are excluded.

Domestic
Airport	April 2011	April 2012	% Change
Cancún	302,046	387,112	28.2
Cozumel	3,402	7,795	129.1
Huatulco	35,126	35,540	1.2
Mérida	95,739	92,060	(3.8)
Minatitlán	7,796	9,118	17.0
Oaxaca	27,378	33,109	20.9
Tapachula	13,933	11,461	(17.7)
Veracruz	64,660	62,517	(3.3)
Villahermosa	62,417	69,579	11.5
Total Domestic	612,497	708,291	15.6

International
Airport	April 2011	April 2012	% Change
Cancún	911,134	905,693	(0.6)
Cozumel	42,342	37,601	(11.2)
Huatulco	7,408	7,432	0.3
Mérida	6,930	7,280	5.1
Minatitlán	404	643	59.2
Oaxaca	3,344	4,240	26.8
Tapachula	885	699	(21.0)
Veracruz	7,093	8,476	19.5
Villahermosa	4,080	4,358	6.8
Total International	983,620	976,422	(0.7)

Total
Airport	April 2011	April 2012	% Change
Cancún	1,213,180	1,292,805	6.6
Cozumel	45,744	45,396	(0.8)
Huatulco	42,534	42,972	1.0
Mérida	102,669	99,340	(3.2)
Minatitlán	8,200	9,761	19.0
Oaxaca	30,722	37,349	21.6
Tapachula	14,818	12,160	(17.9)
Veracruz	71,753	70,993	(1.1)
Villahermosa	66,497	73,937	11.2
ASUR Total	1,596,117	1,684,713	5.6

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

 - END -

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: May 4, 2012